UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 01)

                       SOUTHWARD VENTURES DEPOSITARY TRUST
                                [Name of Issuer]

                         TRUST CERTIFICATE, NO PAR VALUE
                         [Title of Class of Securities]

                                    844902106
                                 [CUSIP Number]

                         James A. & Margaret M. Ruffalo
                                14 Coppola Court
                             Clifton, NJ 07013-1543
                             Tel. No. (201) 684-0351

                                October 22, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement N/A. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 844902106                                            Page 2 of 4 Pages

1.       [NAME OF REPORTING PERSON]
         James A. Ruffalo: S.S.# ###-##-####
         & Margaret M. Ruffalo: S.S. # ###-##-####

2.       Check the appropriate Box if a member of a group         (a) N/A
                                                                  (b) N/A

3.       SEC Use Only

4.       [SOURCE OF FUNDS]
           PF


5.       [CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               N/A

6.       [CITIZENSHIP OR PLACE OF ORGANIZATION]
           United States

NUMBER OF                  7. [SOLE VOTING POWER]                     N/A

SHARES                     8. [SHARED VOTING POWER]                   N/A

BENEFICIALLY

OWNED BY                   9. [SOLE DISPOSITIVE POWER]                N/A

EACH

REPORTING                 10. [SHARED DISPOSITIVE POWER]              N/A

PERSON WITH

11.      [AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON]
         121,247

12.      [CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES                                               N/A

13.      [PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11]
         3.8%

14.      [TYPE OF REPORTING PERSON]
         IN

                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities are Trust Certificates with No Par Value. The principal executive office of Southward Ventures Depositary Trust is located at 2900 High Ridge Road Boynton Beach, Florida 33426.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      James A. & Margaret M. Ruffalo
         (b)      14 Coppola Court
                  Clifton, NJ 07013-1543
         (c)      The occupation of the undersigned is a Private Investor.
         (d) During the last five years, the undersigned was not a party to a civil proceeding and as a result is or was not subject to a judgment, decree or final order.
         (f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 8, 1997, the aforementioned individuals sold 185,453 certificates of the Company at $0.3475 per certificate, bringing their total number of certificates in the Company to 3.8%.

ITEM 4.  PURPOSE OF TRANSACTION

         Investment

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The aggregate number of certificates, no par value, outstanding as of March 31, 1997 is 3,177,019.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                                               Page 4 of 4 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1997                  /s/ James A. Ruffalo
                                         --------------------------
                                             James A. Ruffalo


                                         /s/ Margaret M. Ruffalo
                                         --------------------------
                                             Margaret M. Ruffalo